ACREX VENTURES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

DATED APRIL 10, 2007

To be read in conjunction with the audited financial statements, prepared to December 31, 2006 of Acrex Ventures Ltd. (“Company”).

1.

Overall Performance  - for the period since January 1, 2006.

Michaud, Ontario property

Acrex Ventures Ltd. and Moneta Porcupine Mines Inc. are equal partners in the Michaud JV covering a 65 claim unit property along the Destor-Porcupine Fault Zone in Michaud Township east of Timmins in NE Ontario. The 2006 drill program consisted of a 5 drill hole  1,117 metres drill program from April to June 2006  of which only three were successfully completed. The program was originally intended to test the gold potential of the three claims comprising the “Dyment 3” property held under option from St Andrew Goldfields Ltd.

Dyment 3

In spite of an early termination to the program due to poor spring ground conditions, the drilling produced encouraging results which confirmed the continuity of the overall geological setting and established the presence of gold mineralization on the property.  The best gold values were 3.11 grammes per ton (“g/t”) over 1.15 metres and 7.51 g/t over 0.50 metres within a zone of 2.10 g/t gold over 2.55 metres in MA-06-33, all as drilled widths in altered greywacke. This initial hole had to be abandoned in a sand seam at 341 meters.  The two successive drill holes were also abandoned due to poor ground conditions (104m) and surface conditions (60m) respectively. A total of 302 metres of the program are attributable to the Dyment earn-in. As a subsequent event, drilling was resumed in February 2007 utilizing the previous 60m drill hole and completing 4 additional holes.  Assay results are pending.

55 Zone

The 2006 drill program included a western stepout hole to the 55 Zone intersecting gabbroic rocks over much of its length thereby not being able to test the target stratigraphy, but did return 2.28 g/t gold over 1.3 metres. A final drill hole “scissored” previous drilling in the 55 Zone where only 18 drill holes had been completed.  Multiple zones of gold mineralization were intersected in most drill holes in the 2005 program including 11.23 g/t over 1.70 metres (MA-05-27), 5.81 g/t over 7.40 metres (MA-05-30), 10.90 g/t over 2.00 metres (MA-05-31), and 9.04 g/t over 5.90 metres (MA-05-32), all over drilled widths.  The  2006 hole (MA-06-37) was  intended mainly for structural and interpretation purposes returning encouraging gold values generally in the 0.5 to 6 g/t range with the best value being 57.18 g/t Au over 0.31 metres, close to true width.

Table Of Significant Assay Results

Drill hole	From (m)	To (m)	Interval (m)*	Assay (g/t)	Comments
MA06-33 includes	238.85 242.45 242.45	240.00 245.00 242.95	1.15 2.55 0.50	3.11 2.10 7.51	abandoned in sand seam

Drill hole	From (m)	To (m)	Interval (m)*	Assay (g/t)	Comments
MA06-34				nsv	~15m sediments, abandoned
MA06-35				na	casing only
MA06-36	71.70	73.00	1.30	2.28	Max. 3.12 g/t / 0.60 m
MA06-37 Includes includes	73.50 80.00 80.00 140.30 143.10 152.99 180.43 215.70 222.66 233.20	77.56 83.00 81.30 144.35 144.35 155.49 186.65 219.45 224.46 233.51	4.06 3.00 1.30 4.05 1.25 2.50 6.22 3.75 1.80 0.31	1.01 1.76 3.36 0.95 1.20 1.64 1.21 1.43 2.60 57.18**	max. 2.76 g/t / 0.90 m max. 3.48 g/t / 0.50 m max. 1.79 g/t / 0.80 m max. 3.36 g/t / 0.85 m max. 5.27 g/t / 0.32 m max. 2.73 g/t / 0.98 m max. 6.86 g/t / 0.50 m vein

*  drilled width

** average includes “2nd and 3rd cut” assays from reject (remaining coarse fraction)

Spanish Mountain Property

Diamond drilling was completed on the Hepburn Lake area of the Spanish Mountain Property.  A total of 15 widely spaced drill holes were designed to test extensive soil geochemical anomalies previously outlined by sampling.  All drill core was submitted to accredited laboratories for analysis.  A total of 1207 samples were submitted for analysis.

Results of the drilling indicate a wide distribution of low gold values, ranging from 0.1 to 2.54 g/t within the bedrock underlying the gold-in-soil geochemical anomalies.  Drill holes that were completed along the north-eastern margins of the soil anomalies returned higher gold values. Hole 06SM-15, the best hole, returned three intersections of greater than 0.5 g/t gold, including 2.54 g/t over 1.51 m and 2.29 g/t over 1.52 m.

The following table summarizes the drill holes that contained elevated levels of gold:

Hole #	Interval (m)*	Width (m)	Gold g/t
06SpM-02	178.92 to 180.45	1.53	0.19
06SpM-03	127.1 to 128.6	1.50	0.21
06SpM-04	53.94 to 55.20	1.26	0.21
	59.50 to 61.00	1.50	0.26
	145.39 to 146.9	1.51	0.22
06SpM-06	101.2 to 104.2	3.00	0.20
06SpM-09	105.77 to 108.81	3.04	0.22
06SpM-10	109.20 to 110.30	1.10	0.38
06SpM-11	85.00 to 86.50	1.50	0.20
	98.42 to 111.86	13.44	0.22
including	101.20 to 102.72	1.52	0.43
and	102.72 to 104.30	1.58	0.31
06SpM-12	142.34 to 143.95	1.61	0.17
06SpM-14	60.05 to 61.50	1.45	0.31
	73.75 to 75.29	1.54	0.31
06SpM-15	73.1 to 75.29	2.19	0.53

139.29 to 140.80	1.51	2.54
158.50 to 160.02	1.52	2.29

*indicates drill hole intercept width

The highest gold values were obtained from the final drill hole, 06SpM-15.   In this hole gold grades increased near the bottom of the hole and the final 1.52 metres returned 2.29 g/t gold.  The final stages of drilling, including holes 11 through 15, were targeted from geologic information and interpretation obtained from the preceding 10 drill holes.  Information obtained from these final drill holes lead Acrex’s consultants to conclude that a structural corridor of interest is located within a belt of mudstone intercepted in hole 15.  The higher gold values obtained near to the bottom of that drill hole suggest that this corridor has gold potential both laterally and at depth that requires investigation.

The geology intersected in this drilling program is consistent with the regional geology that trends through the Skygold-Wildrose exploration area, located immediately to the east, onto the Acrex property.  The geology consists of sedimentary formations that have been altered, and in places, sheared.  They host significant fine quartz and carbonate veining as well as common pyritic-bearing sections.  To date, the best gold-bearing intercepts from the Acrex drilling have been returned from samples of carbonaceous mudstone containing veined and disseminated pyrite, typical for large bulk-mineable sediment hosted gold deposits.

Carbonaceous mudstones that host gold-bearing formations are commonly graphitic.  The graphitic sections can be mapped by electromagnetic variations using geophysical procedures.  Acrex’s consultants recommend that an airborne magnetic/electromagnetic survey be completed on the property in order to define sedimentary horizons with potential to host gold-bearing structures, and to tie the gold-bearing intercepts of hole 15 to the trend of the regional sedimentary structures.  Follow-up detailed soil geochemical sampling, combined with bedrock trenching and eventual drilling of targets produced from this work is also recommended.

Financing

The Company did a private placement sale of 3,000,000 Units on May 1, 2006 at $0.235 per Unit, and received gross proceeds of $705,000.  During 2006 holders of previously issued share purchase warrants exercised warrants to purchase 3,079,315 shares – and holders of previously issued options exercised them to purchase 663,330 shares - from which the Company received gross proceeds of $630,624.  The total gross funding receipts received by the Company during 2006 was $1,335,624.

The Company’s monthly expenses averaged, during the fiscal year, approximately $42,925 per month – an increase from the approximately $28,525 per month incurred in the 2005 fiscal year not taking into account the artificial expense for share purchase options issued in the two years.  The increase in the Company’s working capital from the December 31, 2005 figure of $402,693 to $703,393 on December 31, 2006, is as a result of the equity funding done by the Company during 2006 – and the previously issued share purchase warrants that were exercised in 2006 – the details of which are in Note 4 to the Company’s audited December 31, 2006 Financial Statements.

2.

Selected Annual Information

The following information is given for the last three fiscal year-ends of the Company:

	December 31, 2006	December 31, 2005	December 31, 2004
(a) Net sales or total revenues	$ Nil	$ Nil	$ Nil
(b) Net income or (loss) before discontinued items or extraordinary items: – total – per share undiluted - per share diluted *	(531,360) (0.02)	(510,027) (0.03)	(409,347) (0.03)
(c) Net income or loss - total - per share undiluted - per share diluted *	(531,360) (0.02)	(510,027) (0.03)	(409,347) (0.03)
(d) Total assets	$2,433,851	$1,588,692	$1,316,305
(e) Total long-term financial liabilities	Nil	Nil	Nil
(f) Cash dividends declared per share	Nil	Nil	Nil

*

As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

The above data was prepared in accordance with Canadian Generally Accepted Accounting Principles.

Differences in the losses incurred by the Company in the various periods are caused entirely by variations in the amounts that the Company incurred in its operations and conducting exploration work on its mineral properties.  The loss before extraordinary items in 2006 was nearly $60,000 higher than in 2005.  This was the result of the Company having significantly increased administration expenditures in 2006.

While some categories of expenses were either less in 2006 than in 2005 or not significantly different, the Company did incur in 2006 substantially increased fees for office and general expenses ($14,491);  consulting fees ($21,175);  promotion and travel ($26,253);  and investor relations ($66,430).  The investor relations, promotion and travel, advertising were substantially higher as a result of the Company’s substantially increased investor relations and shareholders promotional activities.

3.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	Dec. 31/06	Sept. 30/06	June 30/06	March 31/06	Dec. 31/05	Sept. 30/05	June 30/05	March 31/05
(a) Net sales or total revenues	$0.00	$0.00	$0.00	$0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00

(b) Loss before extraordinary items - total - per share undiluted - per share diluted*	129,774 0.01	109,706 0.01	177,301 0.01	114,579 0.01	155,141 0.01	149,688 0.01	123,701 0.01	81,497 0.01
(c) Net loss - total - per share undiluted - per share diluted*	129,774 0.01	109,706 0.01	177,301 0.01	114,579 0.01	155,141 0.01	149,688 0.01	123,701 0.01	81,497 0.01

*As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

The differences in the figures between the various quarters is due only to the amount of activity by the Company in each quarter – primarily in raising funding or supervising exploration work on its property

4.

Liquidity

At the close of business March 31, 2007, the Company had net working capital of approximately $450,000 - the working capital at December 31, 2006 having been $710,900.  This represents sufficient funding for the Company to conduct minor exploration programmes on its properties in 2007.  If the Company decides to proceed with major exploration programmes on the property, additional funding will be required.  Some of this can be anticipated to come from the exercise of outstanding share purchase warrants and share purchase options – although the amounts that might be received from such exercises is not determinable at this time.   The Company has no financial commitments other than to pay its monthly general and administrative expenses.

5.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year – except that:

(a)

the Company pays $9,000 per month to a company which is wholly owned by Mr. Malcolm Powell – in payment for Mr. Powell’s management of the Company; and in 2006 paid that company $11,396 for the rental of a computer and other equipment;  The Company has incurred rent expense of $13,380 with a company in which Frank Lang is a common director.

(b)

Frank Lang is paid a monthly director’s fee of $2,500;

(c)

Carl Jonsson is a principal in the law firm which acts as the Company’s Solicitors – and accordingly receives a benefit from the fees paid to the law firm for legal services rendered.  In 2006 the legal fees were $32,500.

6.

Fourth Quarter

There were no events in the fourth quarter of the 2006 fiscal year which had any significant impact in the Company’s financial condition nor which could be considered extraordinary items.  Because the Michaud, Ontario, mineral claims are in muskeg country, exploration on the property could be considered seasonal – in that access to the surface of the property is easier and less expensive during mid-Winter frozen conditions and dry late Summer conditions whereas access is difficult and hence more expensive during the Spring and Fall periods.

7.

Disclosure Controls

The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal controls over financial reporting as of December 31, 2006, pursuant to the certification requirements of Multilateral Instrument 52-109.  Based on their evaluation, they have concluded that all required disclosures for the year ended December 31, 2006 were made in accordance with the regulations, and that the Company’s disclosure controls and procedures at that date were effective to ensure all required disclosures are made and financial reporting is reliable.

8.

Other MD & A Requirements

(a)

Additional information relating to the Company – including the Company’s most recent Annual Information Form - being the Form 20F filed by the Company with the United States Securities and Exchange Commission, dated May 31, 2006 -  and the Company’s Management Discussion and Analysis covering previous periods – have been filed on SEDAR and are available at www.sedar.com.   Information about the Company may also be seen on its website at www.acrexventures.com.

(b)

As the Company has not had any revenue from operations in its last two financial years the following additional information is provided:

(A)

Breakdown of exploration costs for the 2006 and 2005 fiscal years:

	2006 $	2005 $
Assays Consulting Lodging Drilling Field vehicles Surveying and linecutting Other Support	76,492 28,245 6,841 304,419 11,438 - 39,865 7,866	14,678 30,237 - 99,977 - 15,673 11,167 -
Totals:	$475,166	$171,732

(B)

General and administration expenses.

Breakdown of general and administration expenses for the 2006 and 2005 fiscal years:

	2006 $	2005 $

Accounting

Consulting

Filing fees

Insurance

Investor relations

Legal fees ($32,500) & disbursements  ($2,414)

Management fees

Office and general

Promotion and travel

Rent

Transfer agent fees

Advertising

	31,250 21,575 24,259 2,500 127,849 34,914 138,000 51,593 68,038 13,380 10,936 30,007	33,630 400 23,605 2,500 61,419 53,802 138,000 37,102 41,785 10,680 9,151 23,432
Totals:	$554,301	$434,966

(c)

Outstanding share data – as at March 31, 2007:

(i)

The Company has 27,108,936 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has share purchase options outstanding entitling the purchase of:

-

600,000 shares exercisable at $0.30 per share before June 3, 2007.

-

565,000 shares exercisable at $0.28 per share before November 4, 2008.

-

485,000 shares exercisable at $0.12 per share before July 7, 2010.

-

100,000 shares exercisable at $0.12 per share before October 13, 2010.

-

100,000 shares exercisable at $0.12 per share before December 5, 2010.

-

100,000 shares exercisable at $0.30 per share before June 15, 2011.

-

50,000 shares exercisable at $0.30 per share before June 29, 2011.

-

100,000 shares exercisable at $0.20 per share before February 7, 2012.

(iii)

The Company has share purchase warrants outstanding entitling the purchase of:

- 3,000,000 exercisable at $0.30 per share until May 1, 2007.